UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41493

LICHEN INTERNATIONAL LIMITED

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 10, 2026, Lichen International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Offering”),17,500,000 units (“Units”) at a purchase price of $0.20 per unit, each consisting of: (i) one series A ordinary share, par value US$0.008 per share (the “Series A Ordinary Share”), or one pre-funded warrant to purchase one Series A Ordinary Share (each, a “Pre-Funded Warrant” and the Series A Ordinary Shares underlying the Pre-Funded Warrants, the “Pre-Funded Warrant Shares”) in lieu thereof, and (ii) one ordinary warrant (an “Ordinary Warrant”). Each Ordinary Warrant is exercisable for one Series A Ordinary Share at an initial exercise price of US$0.20 per share or, at the holder’s election and subject to its terms, through a zero-price exercise for 4.72 Class A Ordinary Shares with up to 82,600,000 Series A Ordinary Shares (“Ordinary Warrant Shares”) issuable upon exercise of the Ordinary Warrants to purchase Series A Ordinary Shares at a zero exercise price.

The Offering closed on November 11, 2026. The Company received $3.5 million in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The Pre-Funded Warrants were sold to the Purchasers, whose purchase of the Series A Ordinary Shares in the Offering would otherwise have resulted in the Purchasers, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the outstanding share capital of the Company following the consummation of the Offering, as elected by the Purchasers. Each Pre-Funded Warrant represents the right to purchase one Series A Ordinary Share at an exercise price of $0.20 per share. The Pre-Funded Warrants are exercisable immediately upon issuance, in whole or in part, and may be exercised at any time until exercised in full, subject to the beneficial ownership limitation described above. As of the date of this Report, the Purchasers have exercised the Pre-Funded Warrants to purchase an aggregate of 13,900,000 Series A Ordinary Shares, and the Company has issued 13,900,000 Series A Ordinary Shares in accordance with the terms of the Pre-Funded Warrants.

Each Ordinary Warrant entitles its holder to purchase one Series A Ordinary Share at an initial exercise price of US$0.20 per share, subject to customary adjustment and is exercisable beginning on the date of the issuance date and ending on the one year of the issuance date. Alternatively, The Ordinary Warrants include provisions for alternative cashless exercise, pursuant to which holders of Ordinary Warrants may effect a “zero exercise price option,” under which each Ordinary Warrant may be exercised for 4.72 Series A Ordinary Shares, without payment of additional exercise consideration, subject to the terms of the Ordinary Warrants. Exercise is subject to a beneficial ownership limitation of 9.99%, as elected by the Purchasers prior to issuance and subject to terms of the Ordinary Warrants. As of the date of this Report, the Purchasers have exercised the Ordinary Warrants, pursuant to the zero exercise price option, to purchase an aggregate of 14,986,000 Series A Ordinary Shares, and the Company has issued 14,986,000 Series A Ordinary Shares in accordance with the terms of the Ordinary Warrants.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

In addition, the Company agreed that for a period of 30 calendar days after the closing date of the Offering, it will not: (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Series A Ordinary Shares or equivalent securities; or (ii) file any registration statement or amendment or supplement thereto, other than the Prospectus Supplement, a registration statement on Form S-8 in connection with any employee benefit plan and the Resale Registration Statement (as defined in the Purchase Agreement. The Company further agreed that, during the same period, it will not effect or enter into any agreement to effect any issuance of Series A Ordinary Shares or equivalent securities involving a variable rate transaction (as defined in the Purchase Agreement) for a period of 30 days after the closing date of the Offering, subject to certain exceptions set forth therein.

Concurrently with the execution of the Purchase Agreement, the officers and directors of the Company entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they have agreed, among other things, not to sell or dispose of any Series A Ordinary Shares which are or will be beneficially owned by them for ninety (90) days following the closing of the Offering.

The Series A Ordinary Shares, the Pre-Funded Warrants, the Ordinary Warrants, the Pre-Funded Warrant Shares and the Ordinary Warrant Shares (together with the Series A Ordinary Shares, the Pre-Funded Warrants, the Ordinary Warrants and the Pre-Funded Warrant Shares, the “Securities”) were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-291878) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on December 10, 2025, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated November 10, 2026 (the “Prospectus Supplement”).

On November 10, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (“Univest” or the “Placement Agent”), pursuant to which the Company engaged Univest as the sole placement agent in connection with the Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares, the Pre-Funded Warrants and the Ordinary Warrants. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to 7.0% of the aggregate gross proceeds and a non-accountable expense allowance equal to 1% of aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent for all reasonable out-of-pocket expenses, including legal and other reasonable expenses incurred by them in connection with the Offering in an amount not to exceed $80,000.

The Placement Agency Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Placement Agent, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions.

The foregoing summaries of the Placement Agency Agreement, the Purchase Agreement, the Lock-Up Agreements, the Pre-Funded Warrants and the Ordinary Warrants do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1, 10.2, 10.3, 4.1 and 4.2, respectively, hereto and incorporated by reference herein.

Copy of the opinion of Appleby relating to the legality of the issuance and sale of the Securities is filed as Exhibits 5.1 hereto.

Copy of the press release related to the Offering entitled “Lichen International Limited Announces Pricing of $3.5 Million Registered Direct Offering” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

This report is incorporated by reference into the registration statement on Form F-3 (File No. 333-291878) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the Commission on April 28, 2026, and the Company’s other filings with the Commission, including interim reports. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit Index

Exhibit No.	Description
4.1	Form of Pre-Funded Warrants
4.2	Form of Ordinary Warrants
5.1	Opinion of Appleby
10.1	Placement Agency Agreement, dated November 10, 2026, by and between the Company and Univest Securities, LLC
10.2	Form of Securities Purchase Agreement
10.3	Form of Lock-Up Agreements
23.1	Consent of Appleby (included in Exhibit 5.1)
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lichen International Limited

Date: November 12, 2026	By:	/s/ Ya Li
	Name:	Ya Li
	Title:	Chief Executive Officer

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